----------------------

                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
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                                SCHEDULE TO
                               (RULE 14D-100)
         TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                   OF THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 10)
                           ----------------------

                             DIME BANCORP, INC.
                     (Name of Subject Company (Issuer))

                      NORTH FORK BANCORPORATION, INC.
                     (Name of Filing Person (Offeror))

                  COMMON STOCK, $0.01 PAR VALUE PER SHARE
                       (Title of Class of Securities)

                                00025429 Q1
                   (CUSIP Number of Class of Securities)

                              JOHN ADAM KANAS
                            CHAIRMAN, PRESIDENT
                        AND CHIEF EXECUTIVE OFFICER
                      NORTH FORK BANCORPORATION, INC.
                           275 BROAD HOLLOW ROAD
                          MELVILLE, NEW YORK 11747
                               (631) 298-5000

               (Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications on behalf of Filing Person)

                                 Copies to:

                        WILLIAM S. RUBENSTEIN, ESQ.
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                               4 TIMES SQUARE
                          NEW YORK, NEW YORK 10036
                               (212) 735-3000

| | Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
    |X |  third-party tender offer subject to Rule 14d-1.
    |  |  issuer tender offer subject to Rule 13e-4.
    |  |  going-private transaction subject to Rule 13e-3.
    |  |  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: | |






        This Amendment No. 10 (this "Amendment No. 10") amends and supplements the Tender Offer Statement on Schedule TO, dated March 15, 2000, as amended (the "Schedule TO"), filed by North Fork Bancorporation, Inc., a Delaware corporation ("North Fork"), and Fleet Boston Corporation, a Rhode Island corporation ("FleetBoston"), relating to the offer (the "Offer") by North Fork to exchange each issued and outstanding share of common stock, par value $0.01 per share (the "Dime Shares"), of Dime Bancorp, Inc., a Delaware corporation ("Dime"), for 0.9302 shares of common stock, par value $0.01 per share (the "North Fork Shares"), of North Fork and $2.00 in cash, on the terms and subject to the conditions described in the Prospectus (as defined below).

        On May 15, 2000, North Fork filed Amendment No. 3 to its registration statement on Form S-4 with the Securities and Exchange Commission relating to the North Fork Shares to be issued to stockholders of Dime in the Offer (the "Registration Statement"). The terms and conditions of the Offer are set forth in the preliminary prospectus dated May 15, 2000, which is a part of the Registration Statement (the "Prospectus"), and the related Letter of Transmittal, which are annexed to the Schedule TO as Exhibits (a)(20) and
(a)(2), respectively.

        All of the information in the Prospectus and the related Letter of Transmittal, and any revised prospectus, prospectus supplement or other amendment or supplement thereto relating to the Offer hereafter filed with the Securities and Exchange Commission by North Fork, is hereby incorporated by reference in answer to Items 2 through 11 of the Schedule TO.


ITEM 12.       EXHIBITS.

               Item 12 is hereby amended and supplemented as follows:

(a)(20) Preliminary Prospectus, dated May 15, 2000, relating to North Fork Shares to be issued in the Offer (incorporated by reference from Amendment No. 3 to North Fork's Registration Statement on Form S- 4 filed on May 15, 2000).


                                 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 15, 2000

                                    NORTH FORK BANCORPORATION, INC.


                                    By:  /s/ Daniel M. Healy
                                        -------------------------------
                                        Name:  Daniel M. Healy
                                        Title: Executive Vice President and
                                               Chief Financial Officer




                               EXHIBIT INDEX

EXHIBIT
NUMBER         DESCRIPTION

(a)(20) Preliminary Prospectus, dated May 15, 2000, relating to North Fork Shares to be issued in the Offer (incorporated by reference from Amendment No. 3 to North Fork's Registration Statement on Form S- 4 filed on May 15, 2000).